[SONUS NETWORKS LETTERHEAD]

July 30, 2008

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC  20549

Attention:  Kathleen Collins

Re:       Sonus Networks, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed on March 6, 2008
Definitive Proxy Statement Filed on April 29, 2008
File No. 000-30229

Ladies and Gentlemen:

On behalf of Sonus Networks, Inc. (“Sonus” or the “Company”), I am responding to the comments contained in the staff’s letter dated June 26, 2008 to Hassan M. Ahmed, Chairman of the Board and former President and Chief Executive Officer of the Company (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

The Company respectfully requests that the staff permit the Company to address the staff’s comments that relate to the SEC Reports in future filings. The Company believes that it can address these comments in future filings beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008. Accordingly, the Company has not prepared an amendment to its Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) or to its Definitive Proxy Statement filed on April 29, 2008 (“2008 Proxy” and collectively with the Form 10-K, the “SEC Reports”).

Form 10-K for the Year Ended December 31, 2007

General

1.                                      We note from your disclosures on page 1 that you do business in the Middle East and Africa. Please advise us of all the countries in the Middle East and Africa in which you operate and do business.

Response:

The Company has limited operations or does business in a limited number of countries in the Middle East and Africa, as described in this response. The Company has customers and a distributor in Israel. The Company has an employee residing in the United Arab Emirates and is in the process of establishing a branch office in Dubai which will be a regional sales office for the Middle East and Africa. Sonus is currently planning to focus its sales activities on potential customers in the United Arab Emirates, Saudi Arabia, Kuwait, Egypt and Qatar. The Company also has an employee residing in Jordan. To the extent that these operations become significant in the future, the Company will provide additional disclosures in future filings.

Item 1. Business, page 1

Customers, page 12

2.                                      We note your disclosure on page 12 regarding customers that accounted for at least 10% of your revenue for fiscal years 2005, 2006 and/or 2007, including AT&T, which accounted for 32% of your revenue for fiscal 2007. Please tell us whether you have entered into any agreements with these entities, and, if so, how you determined that you were not required to file these agreements as exhibits to your annual report pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Company typically enters into master purchase agreements with its customers that allow customers to purchase products and services from time to time through the issuance of orders. The Company entered into such agreements with each of Cingular Wireless LLC, BellSouth Telecommunications, Inc. and AT&T Corp. (“AT&T”) prior to the combination of these entities into AT&T, and AT&T continues to purchase products and services under a combined agreement. The Company also has master purchase agreements with KDDI Corporation and Level 3 Communications, Inc., both of which were major customers during a prior fiscal year. None of these master purchase agreements require any of the entities to purchase any products or services from the Company. The Company believes that each of these agreements is not a “material contract” within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K because each such agreement: (1) ordinarily accompanies the kind of business conducted by the Company; and (2) the Company does not believe its business is substantially dependent upon any of these agreements. These agreements simply establish the terms, conditions and pricing under which the Company’s products and services may be purchased by those customers under individual purchase orders. They do not obligate those customers to actually purchase any products or services. As a result, while revenue from purchases by a particular customer may be important to the Company in any given reporting period, the Company is not substantially dependent on the master purchase agreement, as the agreement does not obligate a customer to purchase any products or services.

Item 7. Management’s Discussion and Analysis, page 39

Overview, page 39

3.                                      You have incurred a net loss in fiscal 2007, but your overview does not address this recent reversal in your operating results, nor does it provide a balanced, executive-level discussion that identifies the most important themes or other significant matters contributing to your financial condition and results of operations, other than the causes of variations in your quarterly results. You should address these matters in your disclosure generally and in your overview in particular. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. Please also tell us what consideration you gave to elaborating on and more prominently presenting the risk appearing in the next-to-last paragraph on page 23.

Response:

In its Form 10-Q for the quarter ended June 30, 2008 and in subsequent periodic filings, the Company will enhance its disclosure to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters contributing to the financial condition and results of operations.  These disclosures will include any recent reversals in operating results.

The Company believed that a discussion of the risks associated with the Company’s net losses was more appropriate as a risk factor than as part of a discussion in the management overview.  However, as indicated above, the Company will enhance its disclosure in the Form 10-Q for the quarter ended June 30, 2008 and in subsequent periodic filings.  The Company is currently finalizing its financial statements and financial reporting for the quarter ended June 30, 2008 and expects that its MD&A overview in its Form 10-Q for the quarterly period ended June 30, 2008 will include the following additional disclosure:

In the first three quarters of fiscal 2007 and for the entire fiscal year 2007, we incurred net losses. In these periods, the net losses resulted primarily from operating expenses, in particular, stock-based compensation expense and legal and audit-related expenses, that increased at a greater rate than the increase in our revenue during those periods. We intend to implement additional controls to manage our operating expenses, although we anticipate that we may incur net losses in future quarters and years.

We reported income from operations of $4.0 million and $0.7 million for the three and six months ended June 30, 2008, respectively, compared to losses from operations of $15.4 million and $25.7 million for the three and six months ended June 30, 2007, respectively. Our net income for the three and six months ended June 30, 2008 was $0.2 million and $0.7 million, respectively, compared to net losses of $7.0 million and $11.0 million for the three and six months ended June 30, 2007, respectively. Major contributors to our improved performance in the current fiscal year periods, both on an operating and net income level, were reductions of $9.8 million and $10.4 million in stock-based compensation for the three and six months ended June 30, 2008, compared to the same prior year periods, coupled with improved product gross margin performance in the current year periods. These improvements were partially offset by $3.6 million of charges for the impairment of purchased intangible assets and goodwill related to the April 2007 acquisition of Zynetix Limited.

We continue to focus on the key elements of our strategy, designed to capitalize on our technology and our position as a market leader and build a premier franchise in packet-based voice infrastructure solutions. We are currently focusing our major efforts on the following aspects of our business:

•                  winning new business from key service providers;

•                  adding new products to our portfolio;

•                  expanding our global sales and support capabilities; and

•                  opening new channels and markets for our products.

Item 9A. Controls and Procedures, page 103

4.                                      You disclose in your Form 10-K that management identified two material weaknesses in internal control over financial reporting as of December 31, 2007. Your Form 10-Q for the quarter ended March 31, 2008, states that these material weaknesses had not been remediated as of March 31, 2008, and discloses measures that you implemented during the quarter to improve your internal control over financial reporting. When you refer to remediation of material weaknesses, you should disclose, in addition to steps taken in the past, steps that you intend to take in the future to correct each of the existing material weaknesses. In addition, you should provide an estimated timetable for remediation and any associated material costs.

Response:

In its Form 10-Q for the quarter ended June 30, 2008 and in subsequent periodic filings as appropriate, the Company will disclose, in addition to steps taken in the past, steps that the Company intends to take in the future to correct each of the existing material weaknesses as well as an estimated timetable for remediation and any associated material costs.  The Company is in the process of drafting this disclosure in the Form 10-Q for the quarter ended June 30, 2008 which is due shortly.

5.                                      We further note that these material weaknesses resulted in material adjustments to the consolidated financial statements for the year ended December 31, 2007. Based on your disclosure, it is not clear whether these adjustments impacted any of your prior financial statements, including quarterly reports on Form 10-Q and prior years Form 10-K. Tell us specifically what periods these errors related to as well as the impact these errors had on your financial statements for each period identified. Additionally, provide us with the adjustments referenced in your disclosure, including the dollar amounts, to the Company’s books and records and its financial statements.

Response:

In its Form 10-K for the year ended December 31, 2007, the Company disclosed that material adjustments were necessary to present the consolidated financial statements for the year ended December 31, 2007 in accordance with generally accepted accounting principles.

The adjustments referred to in the Form 10-K were adjustments recorded after the consolidated financial statements were provided to the Company’s independent registered public accounting firm, but before any public disclosure of the fiscal year 2007 consolidated financial statements was made. The Company made the adjustments to the consolidated financial statements before they were published in the Company’s earnings release and filed with the SEC in the Company’s 2007 Form 10-K.

Please see the attached impact (Appendix A) of the adjustments resulting from the Company’s reported material weaknesses at December 31, 2007 on the Company’s reported consolidated balance sheet and statement of operations as of and for the year ended December 31, 2007. All of these adjustments were identified and recorded in the fourth quarter of 2007.

Regarding the Company’s material weakness over the accounting for stock-based compensation, there was one adjustment that was referred to in the Form 10-K. That adjustment related to a stock option modification made in the fourth quarter of 2007. The resulting adjustment increased stock-based compensation and additional paid-in capital by $1,817,000 in the fourth quarter of 2007.

Regarding the Company’s material weakness over financial preparation and review procedures, there were a number of adjustments that were referred to in the Form 10-K. Only one of these adjustments relates to a previous quarter (the quarter ended December 31, 2006); please see the analysis of the impact of that individual adjustment on the affected periods (Appendix B). The key considerations regarding this matter are below:

Quantitative Considerations

One adjustment, to the income tax provision related to a “deemed dividend” from a subsidiary intercompany payable, impacted a prior period (the quarter ended December 31, 2006). The effect of recording this item in the quarter ended December 31, 2006 would have been a $1,280,000 decrease to the income tax benefit reported and a corresponding increase to the income tax benefit reported for the quarter ended December 31, 2007.

The impact on reported diluted net income per share of the misstatement was $0.01 for both the three months and year ended December 31, 2006 (as rounded from $0.0048 and $0.0050 for the three months and year ended December 31, 2006, respectively). The Company had reported diluted net income per share of $0.28 and $0.40 for the three months and year ended December 31, 2006; accordingly, a $0.01 adjustment would not be material to the Company’s results for those periods. The misstatement did not impact reported diluted net income (loss) per share for either the three months or year ended December 31, 2007.

Qualitative Considerations

a.               Does the misstatement appear to be intentional?
No. The misstatement was not intentional. The Company inadvertently omitted it from its calculation of the 2006 tax provision/benefit.

b.              Does the misstatement involve the concealment of a possible illegal act?
No. There is no evidence that this involves the concealment of an illegal act.

c.               Does the misstatement arise from an item capable of precise measurement?
Yes. The deemed dividend is based on the quarterly amount of intercompany payables to the Company’s foreign subsidiaries. The Company inadvertently omitted the deemed dividend from its calculation of the tax provision/benefit recorded in the fourth quarter of 2006.

d.              Does the misstatement relate to a financial statement line item or business segment that has a greater significance in the financial statements?
No. The accounts affected are primarily the income tax benefit (provision) and noncurrent deferred tax asset. The Company believes that neither of these accounts have a greater significance for readers than other line items in the Company’s financial statements. The Company believes that readers are primarily focused on revenue, operating income, net income per share, cash and cash equivalents, current and long-term investments, inventories, deferred revenue and whether the Company has positive total cash flow and positive cash flow from operating activities for a period. The Company typically provides outlook on revenue and operating expenses, which were not impacted by this misstatement, in its quarterly earnings conference calls.

e.               With the misstatement recorded, would a significant change in earnings or other trends result?
No. The correction of the misstatement would reduce the diluted net income per share for the quarter and year ended December 31, 2006 by $0.01 in a quarter where the Company reported diluted net income per share of $0.28 and a tax benefit of $67.3 million, and a year when the Company reported diluted net income per share of $0.40 and a tax benefit of $65.0 million. The correction of the misstatement would have no impact on diluted net income per share for either the quarter or the year ended December 31, 2007. The Company reported diluted net income per share of $0.05 for the quarter ended December 31, 2007 and a net loss per share of $0.09 for the year ended December 31, 2007. Had the Company corrected the misstatement, it would still have reported diluted net income per share of $0.05 for the quarter ended December 31, 2007 and a net loss per share of $0.09 for the year ended December 31, 2007. This did not impact in a significant way any earnings trends. The Company’s net income for the year ended December 31, 2006, corrected for the misstatement, would still have been the highest net income reported for any fiscal year since 2001. The Company’s net income for the quarter ended December 31, 2006, corrected for the misstatement, would still have been  higher than the net income reported in any quarter during fiscal years 2005 through 2007. The effect of the misstatement in this period would not have changed this fact. Additionally, the Company reported a net loss in five of those quarterly periods. Accordingly, this misstatement did not impact earnings trends. The Company’s reported quarterly net income (loss) and diluted net income (loss) per share or fiscal years 2005, 2006 and 2007 and the impact of the misstatement are as follows:

	As Reported		As Adjusted (1)
Quarter ended:	Net income (loss) $000’s	Net income (loss) per share (diluted)	Net income (loss) $000’s	Net income (loss) per share (diluted)

March 31, 2005	$(5,094)	$(0.02)	$(5,094)	$(0.02)
June 30, 2005	$9,555	$0.04	$9,555	$0.04
September 30, 2005	$(3,820)	$(0.02)	$(3,820)	$(0.02)
December 31, 2005	$4,144	$0.02	$4,144	$0.02
March 31, 2006	$5,816	$0.02	$5,816	$0.02
June 30, 2006	$8,914	$0.03	$8,914	$0.03
September 30, 2006	$14,370	$0.06	$14,370	$0.06
December 31, 2006	$73,754	$0.28	$72,474	$0.27
March 31, 2007	$(3,978)	$(0.02)	$(3,978)	$(0.02)
June 30, 2007	$(6,976)	$(0.03)	$(6,976)	$(0.03)
September 30, 2007	$(26,772)	$(0.10)	$(26,772)	$(0.10)
December 31, 2007	$14,089	$0.05	$15,369	$0.05

(1)          As if the adjustment had been recorded in the correct period.

f.                 Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?
No. The effect of the adjustment for the misstatement would not have impacted the Company’s ability to meet analysts’ expectations for either the quarters or years ended December 31, 2007 and 2006. The correction of the misstatement would still have resulted in reported net income for both the quarter and year ended December 31, 2006 that was greater than any analyst expectation or company guidance.

g.              Did the misstatement have the effect of increasing management’s compensation or improving the results of a profit-sharing arrangement?
No. The misstatement did not impact any compensation or profit-sharing arrangements.

h.              Did the misstatement affect compliance with regulatory requirements, loan covenants or other contractual requirements?
No. The Company is not operating in a regulated industry and has no financial covenants.

Conclusion

The Company does not believe that this misstatement requires restatement of previously issued financial statements due to the quantitative and qualitative considerations outlined above. The Company does not believe there are any other significant qualitative factors that should be considered related to this matter.

Definitive Proxy Statement filed on April 29, 2008

Transactions with Related Persons, page 7

6.                                      Please tell us why you have not disclosed the approximate dollar value involved in the approved transaction with Colt Telecommunications, or provide us with your analysis as to why this information is not required to be disclosed. See Item 404(a)(3) of Regulation S-K.

Response:

Subsequent to the April 29, 2008 filing of the Company’s Definitive Proxy Statement, the Company entered into a master purchase agreement with Colt Telecommunications

(“Colt”) that allows Colt to purchase products and services from time to time through the issuance of purchase orders. The master purchase agreement does not have any committed dollar value and does not obligate Colt to purchase products or services. As of the filing date of the Proxy no purchase orders had been received from Colt. The Company will include any required related party transaction disclosures in its future filings.

Compensation Discussion and Analysis, page 16

Philosophy and Objectives, page 16

7.                                      You disclose that your total direct compensation strongly exceeds that of your peer group (60th percentile), and long-term equity incentives highly exceed that of your peer group (75th percentile). You should disclose how you determined to set compensation at these levels, and discuss how your financial performance, for instance, compares to the financial performance of the companies in your peer group and to industry averages. If your financial performance as compared to others in your industry is not at a comparable percentile to the level of these compensation targets, you should disclose how you nevertheless determined that targets should be set at these levels.

Response:

The Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) relies upon its experience and judgment and not upon rigid guidelines or formulas in determining the amount and mix of compensation elements for each executive officer. Based on business experience and judgment, the Compensation Committee determined that in order to motivate and reward executives for achieving corporate goals, total direct compensation should represent a strong competitive position as compared to the peer group companies and long-term equity incentives should represent a highly competitive position as compared to the peer group companies. The total direct compensation and long-term equity incentives were within the range of the peer group as a whole at the 60th percentile for total direct compensation and the 75th percentile for long-term equity incentives. The Compensation Committee did not determine executive compensation based on a comparison of the Company’s financial performance with the financial performance of the companies in its peer group or to industry averages.

The Company will include disclosure similar to the preceding paragraph in next year’s Definitive Proxy Statement to the extent the situation warrants such disclosure.

Equity-based Incentives, page 18

8.                                      You have not disclosed with specificity how you determined the actual equity-based incentives awarded to your named executive officers in 2007, other than in general terms. You should disclose with specificity the criteria utilized by the compensation committee for this purpose, and discuss how the compensation committee applied these criteria with respect to each named executive officer. Please tell us how these awards were determined for 2007, with a view towards including this type of disclosure in future filings.

Response:

The Company disclosed in its 2008 Proxy that the Compensation Committee determines the specific equity grants for executives as part of its overall analysis of total compensation. The Compensation Committee relies upon its experience and judgment and not upon rigid guidelines or formulas in determining the amount and mix of compensation elements for each executive officer.

Based on its business experience and judgment, the Compensation Committee, with input from the Company’s Human Resources department and the Chief Executive Officer for other executives, determined the actual equity-based incentives awarded to each named executive officer. The Compensation Committee considered each executive’s overall share ownership and the retention value of each award, but otherwise did not base its decision on any specific criteria. In addition, for Mr. Ahmed, the Company’s then-President and Chief Executive Officer, the Compensation Committee engaged a compensation consultant, Watson Wyatt, which provided peer group data and other information which the Compensation Committee evaluated in approving Mr. Ahmed’s equity-based award. This award was disclosed in the 2008 Proxy.

The Company will include disclosure similar to the preceding paragraph in next year’s Definitive Proxy Statement to the extent the situation warrants such disclosure.

* * *

In connection with responding to the staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our SEC filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact either me or Charles J. Gray of Sonus at (978) 614-8100.

Very truly yours,

/s/ Wayne Pastore

By:	Wayne Pastore
Chief Accounting Officer of Sonus Networks, Inc.

APPENDIX A

SONUS NETWORKS, INC.

EFFECT OF ADJUSTMENTS

As of and for the year ended December 31, 2007

$000’s

	Unadjusted	Adjustments	As Reported
Consolidated Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$118,933	$—	$118,933
Marketable securities	207,088	—	207,088
Accounts receivable, net	85,716	(765)	84,951
Inventory	45,560	—	45,560
Deferred income taxes	30,547	136	30,683
Litigation settlement escrow	25,000	—	25,000
Insurance receivable - litigation settlement	15,328	—	15,328
Other current assets	22,669	(3,827)	18,842
Total current assets	550,841	(4,456)	546,385
Property and equipment, net	18,459	—	18,459
Purchased intangible assets, net	2,607	—	2,607
Goodwill	8,397	—	8,397
Long-term investments	66,568	—	66,568
Deferred income taxes	51,278	(1,982)	49,296
Other assets	2,338	—	2,338
	$700,488	$(6,438)	$694,050

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$17,379	$—	$17,379
Accrued expenses	43,394	(3,414)	39,980
Litigation settlement liability	40,000	—	40,000
Current portion of deferred revenue	83,508	(765)	82,743
Accrued restructuring	—	—	—
Current portion of long-term liabilities	1,079	—	1,079
Total current liabilities	185,360	(4,179)	181,181
Long-term deferred revenue	16,462	—	16,462
Deferred income taxes	760	—	760
Long-term liabilities, net of current portion	2,061	—	2,061
Total liabilities	204,643	(4,179)	200,464

Stockholders’ equity:
Preferred stock	—	—	—
Common stock	273	—	273
Additional paid-in capital	1,242,722	1,510	1,244,232
Accumulated deficit	(748,151)	(3,769)	(751,920)
Accum other comprehensive income (loss)	1,268	—	1,268
Treasury stock	(267)	—	(267)
Total stockholders’ equity	495,845	(2,259)	493,586
	$700,488	$(6,438)	$694,050

Consolidated Statement of Operations
Revenue
Product	$226,230	$—	$226,230
Service	94,080	—	94,080
Total revenue	320,310	—	320,310
Cost of revenue
Product	92,144	—	92,144
Service	37,424	—	37,424
Total cost of revenue	129,568	—	129,568
Gross profit	190,742	—	190,742
Operating expenses
Research and development	79,129	—	79,129
Sales and marketing	81,869	—	81,869
General and administrative	54,894	1,947	56,841
Litigation settlement, net	24,672	—	24,672
Total operating expenses	240,564	1,947	242,511
Income (loss) from operations	(49,822)	(1,947)	(51,769)
Interest and other income (expense), net	19,310	—	19,310
Income (loss) before income taxes	(30,512)	(1,947)	(32,459)
Income tax benefit (provision)	10,644	(1,822)	8,822
Net income (loss)	$(19,868)	$(3,769)	$(23,637)

APPENDIX B

SONUS NETWORKS, INC.

ANALYSIS OF IMPACT OF ADJUSTMENTS ON PRIOR PERIODS

	Net P&L Income (Loss) Effect the Misstatement Would Have:
	Three months	Year	Three months	Year
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2007	2007	2006	2006

(Increase) decrease to income tax provision related to “deemed dividend” from subsidiary intercompany payable: Income tax benefit (provision)	$1,280	$1,280	$(1,280)	$(1,280)

Impact on net income (loss)	$1,280	$1,280	$(1,280)	$(1,280)

Summary of GAAP Results as Reported:
Net income (loss)	$14,089	$(23,637)	$73,754	$102,854

Diluted net income (loss) per share	$0.05	$(0.09)	$0.28	$0.40

Diluted weighted average shares outstanding	279,798	262,924	265,357	258,338

As If Adjusted:
Net income (loss)	$15,369	$(22,357)	$72,474	$101,574

Diluted net income (loss) per share	$0.05	$(0.09)	$0.27	$0.39

Diluted weighted average shares outstanding	279,798	262,924	265,357	258,338

Quantitative Impact of Adjustments:
Change in net income (loss)	$1,280	$1,280	$(1,280)	$(1,280)

Change in net income (loss) per diluted share	$0.0046	$0.0049	$(0.0048)	$(0.0050)